By EDGAR

April 30, 2014

Mark P. Shuman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Patent Properties, Inc. Registration Statement on Form S-3 Filed April 10, 2014 File No. 333-195190

Dear Mr. Shuman:

Patent Properties, Inc,. a Delaware corporation (the “Company”), hereby provides responses to comments issued in a letter dated April 25, 2014 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-3 (File No. 333-195190) (the “Registration Statement”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement reflecting the responses of the Company below.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	In your response letter, please identify the transaction requirement of the general instructions of Form S-3 that you rely upon to register the offering on Form S-3 and explain the factual basis of your conclusion the transaction requirement is satisfied. We note that your common stock is quoted on the OTCQB of the OTC Markets, the OTCQB is not a national securities exchange, your securities do not appear to be quoted on the automated quotation systems of a national securities association and the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million. See General Instructions I.B.1 and I.B.3 of Form S-3, and for guidance, refer to Questions 116.12 and 116.14 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE: The Company notes that the closing price of the shares of common stock on the OTCQB on March 14, 2014 (a day within 60 days of filing of the Registration Statement) was $4.50 per share, which when multiplied by the 17,695,786 shares of voting and non-voting common equity held by non-affiliates was $79.6 million.

Mark P. Shuman

U.S. Securities and Exchange Commission

April 30, 2014

Selling Stockholders, page 6

2.	Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

RESPONSE: The disclosure requested by the Staff has been included.

Undertakings, page II-3

3.	Please tell us why you have included the undertaking relating to Rule 430B and the initial distribution of securities which do not appear applicable to this filing.

RESPONSE: The Company included the provisions of Item 512(a) of Regulation S-K as it appeared applicable to the offering being registered given that such offering is being effected pursuant to Rule 415. To the extent the Staff would prefer that certain sections of paragraph (a) were not included, the Company could remove them by means of a pre-effective amendment, although it is not clear to the Company how investors would be disadvantaged by the inclusion of subparagraphs that may be technically inapplicable to the offering.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan Siegel
Jonathan Siegel
General Counsel and Chief Administrative Officer